Peter G. Weinstock (214) 855-4746 pweinstock@jenkens.com Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A P R O F E S S I O N A L C O R P O R A T I O N 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	Austin, Texas
(512) 499-3800
Chicago, Illinois
(312) 425-3900
Houston, Texas
(713) 951-3300
Los Angeles, California
(310) 820-8800
New York, New York
(212) 704-6000
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500

November 5, 2004

VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:
Pacific Coast National Bancorp
Form SB-2 filed on September 8, 2004
File No. 333-118859

Attention: Kathryn McHale

Ladies and Gentlemen:

        On behalf of our client, Pacific Coast National Bancorp ("Company"), we are filing with the Securities and Exchange Commission ("Commission") by electronic transmission Amendment No. 2 to the above-referenced Form SB-2. The referenced amendment incorporates information in response to the comment letter, dated November 4, 2004, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Why we are organizing a new bank—page 2

1.
With regard to your response to comment 3, please disclose in the fourth whole paragraph on page 3 that the ESRI forecast was prepared in connection with consulting services paid for by the registrant.

        The prospectus has been revised to disclose the fact that the forecasts were prepared for, and paid for by, the Company in connection with the consulting services rendered by Bankmark as a part of the bank regulatory application process.

Risk Factors—general

2.
We note your response to comment 7. Please consider highlighting the increased risks associated with some loans (construction and development, commercial real estate, etc.) in contrast to loans with less economic risk.

        The "Risk Factors" section of the prospectus has been revised to include a risk factor related to the increased risks associated with the anticipated commercial business and commercial real estate lending portfolio of Pacific Coast National Bank.

3.
With regard to your response to comment 8, please include in your disclosure, details regarding executive compensation triggered by a change in control. In addition, please consider revising the objective of the anti-takeover provisions (currently "to provide our board of directors with time") in order to emphasize the deterrence these measures may have on a takeover bid and the disadvantage it may cause shareholders.

        The risk factor has been revised to disclose in the first paragraph that the anti-takeover mechanisms could be utilized by the Company's board of directors to deter a transaction that would provide shareholders with a premium over the market price of the Company's shares. In addition, the risk factor has been revised to disclose the amount of the change in control payments.

Related Party Transactions—page 43

4.
We note your response to comment 19, however, please include disclosure pertaining to deferred compensation in the "Related Party Transactions" section.

        The "Related Party Transactions" section has been revised to disclose the amounts payable to the named consultants as deferred compensation.

Financial Statements

Footnotes-General—page F-7

5.
We note your response to our prior comment 22. It appears that you have revised page 47 instead of your financial statements to disclose your material related party transactions. Please revise the notes to your financial statements to include the disclosures required by paragraph 2 of FASB No. 57.

        The financial statements have been revised to include a "Note E" describing related party transactions.

Note A—Summary of Significant Accounting Policies—page F-7

6.
We note your response to comment 24 that you have revised the financial statements to clarify the company's intention to sell a minimum of 1,700,000 shares of company stock, however, the financial statements still reflect the minimum of 1,600,000 shares.

        The financial statements have been revised to clarify that the Company intends to sell a minimum of 1,700,000 shares of Company stock.

General

7.
Please confirm by representation that there have been no material changes that would warrant a recent developments section or other useful disclosure.

        The prospectus has been revised to include a new risk factor involving the existence of a dispute related to the use of "Pacific Coast National Bank." Except as provided therein, the Company confirms that there have been no material changes that would warrant a recent developments section or other useful disclosure.

        We trust that the following responses to the Commission's comments, as incorporated as necessary into the amended Form SB-2, adequately address the issues raised by the Commission. For your convenience, we have two blacklined copies of the revised Form SB-2. The blacklined copies indicate the revisions that have been made since the initial Form SB-2 was filed with the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,
/s/ Peter G. Weinstock
Peter G. Weinstock
/s/ Geoffrey S. Kay
Geoffrey S. Kay
Enclosure
cc:
Michael Hahn